BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

May 26, 2026

Dreyfus Government Cash Management Funds

- BNY Dreyfus On-Chain Liquidity Fund

240 Greenwich Street

New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Dreyfus On-Chain Liquidity Fund (the "Fund"), a series of Dreyfus Government Cash Management Funds (the "Trust"), as follows:

Until July 31, 2027, BNYIA has contractually agreed to waive receipt of a portion of its management fee in the amount of .03% of the value of the Fund's average daily net assets. In addition, BNYIA has contractually agreed, until July 31, 2027, to waive receipt of its fees and/or assume the direct expenses of the Fund's shares so that the direct expenses (excluding shareholder services fees, taxes, brokerage commissions and extraordinary expenses) do not exceed .18%. On or after July 31, 2027, BNYIA may terminate the fee waiver agreement and/or expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYIA to lower the net amounts shown and may only be terminated prior to July 31, 2027 in the event of termination of the Management Agreement between BNYIA and the Trust.

BNY MELLON INVESTMENT ADVISER, INC.

By: _/s/James Windels________________

James Windels

Treasurer

Accepted and Agreed To:

DREYFUS GOVERNMENT CASH MANAGEMENT FUNDS

By: /s/Jeff Prusnofsky__________________

Jeff Prusnofsky

Vice President